Exhibit 99.1
Discussion of Q4 2005 and Annual Results and Recent Developments
SUMMARY
2005 was a year out of the ordinary for Eksportfinans. The Group successfully implemented a restructuring process to streamline operations and become more market-oriented. Extensive investments in new IT systems facilitated simpler and more automated work processes, enabling a reduction of the work-force from 104 to 90 full time equivalents in the course of 2005. This was done through the means of voluntary severance pay packages and early retirements. The costs incurred in implementing these changes contributed to the below normal results for the Group in 2005.
The Group’s operating income after tax in 2005 came to NOK 128 million, which was NOK 91 million lower than the 2004 figures. The reasons for this reduction, in addition to the restructuring changes described above, were the lower margins on lending and liquidity placements, as well as the fact that the Group had high unrealized gains on securities in 2004.
In all, the Group disbursed NOK 22.4 billion in new loans in 2005, compared to NOK 25.3 billion in 2004. The disbursements were distributed as follows: NOK 11.2 billion towards financing the Norwegian export industry and associated projects, and NOK 11.2 billion to the Norwegian local government sector. The Group’s total outstanding loans at year-end 2005 totalled NOK 81.4 billion, which was NOK 13.3 billion higher than at year-end 2004.
The total borrowing volume in 2005 was NOK 45.1 billion, compared to NOK 33.6 billion in 2004.
Total assets at the end of 2005 were NOK 135.9 billion, compared to NOK 109.4 billion the previous year. The increased balance was part of the Group’s business strategy plan.
LENDING
Disbursements of new loans from the parent company Eksportfinans came to NOK 0.9 billion less in 2005 than in 2004. This was mainly because the disbursement dates for certain large loans will cause variations in the disbursement figures from year to year. Furthermore, two to three years may pass from the time an application for export financing has been received until it is disbursed. The reduction in disbursements in 2005, therefore, is also a result of the low demand for export credits in 2002 and 2003, when parts of the Norwegian export industry had reduced competitive strength.
The demand for export-related loans from Eksportfinans showed a considerable upturn in 2005. Currently in Norway, a very competitive supplier industry within the maritime sector as well as for projects related to oil and gas exploration sees the advantages of using financing from Eksportfinans for their projects.
The fixed rate of interest on public export credits, the CIRR rate, was more favourable than the corresponding market interest rates throughout 2005. Together with the positive development in the export industry, this has led to a considerable increase in the number of approved loan commitments. The institution’s order intake at year-end 2005 was NOK 27.3 billion, an increase of NOK 20.2 billion compared to the end of 2004.
Kommunekreditt Norge AS disbursed NOK 11.2 billion in new loans in 2005. This represented a decrease of NOK 1.9 billion compared to the year before. Total outstanding loans from Kommunekreditt increased by 14.2 percent in 2005, to a total of NOK 51.7 billion.

Kommunekreditt’s share of the market for long-term financing to the local government sector which is covered by financial institutions was approximately 34 percent at the end of 2005, compared to 31 percent the preceding year. When Eksportfinans bought Kommunekreditt from Kredittkassen in 1999, the company’s market share was 9 percent.
The share of loans from Kommunekreditt at a floating interest rate was 83 percent at the end of 2005, compared to 79 percent the preceding year. This was mainly caused by the low interest rates of Norwegian Kroner over the past two years. The demand for loans with fixed interest rates is expected to increase in the time ahead.
FUNDING
During 2005, Eksportfinans launched one global bond issue. The loan, a so-called Global Benchmark loan, was issued in November. This loan totalled USD 1 billion, which equaled approximately NOK 6.7 billion. The transaction obtained an interest rate margin which was significantly better than corresponding transactions Eksportfinans has issued previously. Benchmark loans are a price reference for Eksportfinans with investors, and the above mentioned transaction contributed to further improving the average costs of the institutions borrowings during 2005.
In the course of 2005, Eksportfinans also launched public bond issues in a number of other currencies, such as the Turkish lira and Mexican peso. The institution was also the first international issuer of loans in Icelandic Krónur and a loan tied to Kazakstan Tenge.
In 2005 Eksportfinans launched the first step of eFunding, an internet-based system for issuing structured bond transactions. The objective is to simplify the work of pricing and documenting transactions for the users and the organizing banks alike. Eksportfinans is the first borrower in the international capital markets working on an electronic solution for their bond-issue activities. eFunding should be fully developed in the course of 2006.
RESULTS
Net interest income amounted to NOK 356 million in 2005, which was NOK 47 million less than the preceding year. This decline was due to a lower interest margin. Return on assets constituted 0.29 percent in 2005, down from 0.37 percent the year before.
Commissions and income from banking services, mainly comprising guarantee revenues, amounted to NOK 7 million in 2005. This constituted an increase of NOK 1 million compared to 2004. Commissions and costs related to banking services totalled NOK 5 million in 2005, the same as the previous year.
Net changes in the value of commercial paper and bonds were NOK 41 million less than the year before, mainly because of changes in unrealized market values.
Salaries and general administration costs amounted to NOK 148.4 million in 2005, up from NOK 120.4 million the preceding year. The increase was mainly due to expenses incurred by the restructuring project, including consultant assistance for IT systems and changes to work processes, as well as costs related to the eFunding project.
Other operating expenses amounted to NOK 25.6 million in 2005, compared to NOK 12.5 million the preceding year. The increase was caused by allocations of severance payment packages related to the restructuring process being charged to expenses. At year-end 2005, NOK 4.7 million remained for the future payment of agreed severance packages.

The restructuring process has created a lower underlying cost base for the business which provides a healthy basis for further development.
THE BALANCE SHEET
Total assets amounted to NOK 135.9 billion at year-end 2005, against NOK 109.4 billion one year before. The increase in the total assets was due to higher volumes in both lending and liquidity placed in bonds and commercial paper. The increased total assets were part of the business strategy plan.
Liquid assets invested in commercial papers and bonds amounted to NOK 49.8 billion at year-end 2005. The corresponding amount was NOK 36.3 billion at year-end 2004.
Debts incurred through the issue of commercial paper and bonds amounted to NOK 130.3 billion at year-end 2005. This amount includes the holdings of Eksportfinans’ bonds reacquired from the market, which amounted to NOK 3.1 billion. The corresponding figures from the end of 2004 came to NOK 103.3 billion in debts outstanding, which includes NOK 1 billion in reacquired debt.
Capital adequacy was 13.1 percent at the end of 2005, compared with 17.1 percent at the same time in 2004. This was reassuringly more than the statutory minimum requirement of 8 percent. The core capital adequacy amounted 9.8 percent in 2005, compared to 12.7 percent in 2004. The reduction in 2005 was mainly due to the growth in total assets.

Eksportfinans ASA
STATEMENTS OF INCOME (condensed)

	For the three months
	ended		For the year ended
	December 31,		December 31,
(NOK million)	2005	2004	2005	2004
	(unaudited)	(unaudited)	(unaudited)	(audited)

Interest and related income	983	656	3,285	2,525
Interest and related expenses	877	542	2,929	2,123

NET INTEREST INCOME	106	114	356	402
Commissions and income related to banking services	1	2	6	6
Commissions and expenses related to banking services	1	1	5	5
Net gains/(losses) on investments and foreign currencies	(8)	3	11	42
Other operating income	1	—	2	4
Salaries and other administrative expenses	47	33	148	120
Depreciation	4	3	14	13
Other operating expenses	5	5	26	13
Realized loan losses	—	—	—	—

NET INCOME BEFORE TAXES	43	77	182	303
Income taxes	15	21	54	84

NET INCOME	28	56	128	219

BALANCE SHEETS (condensed)

	As of	As of
	December 31,	December 31,
(NOK million)	2005	2004
	(unaudited)	(audited)

Loans and receivables due from credit institutions	9,851	2,444
Loans and receivables due from customers	73,608	67,333
Securities	49,830	36,336
Intangible assets	22	23
Fixed assets	127	121
Other assets	1,829	2,701
Prepayments and accrued revenues	668	397

TOTAL ASSETS	135,935	109,355

Deposits by credit institutions	159	—
Borrowings through the issue of securities	130,339	103,310
Other liabilities	846	1,676
Accrued interest and other expences	547	313
Accrued expences and provisions	26	26
Subordinated debt	862	883
Preferred capital securities	579	582

TOTAL LIABILITIES	133,358	106,790

Share capital	1,594	1,594
Share premium reserve	162	162
Other equity	821	809

TOTAL SHAREHOLDERS’ EQUITY	2,577	2,565

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	135,935	109,355

The accompanying notes are an integral part of these unaudited consolidated interim financial statements.

Eksportfinans ASA
NOTES TO INTERIM FINANCIAL STATEMENTS (unaudited)
1. General
These unaudited condensed consolidated interim financial statements include the accounts of Eksportfinans ASA (Eksportfinans) and its wholly owned subsidiary Kommunekreditt Norge AS (Kommunekreditt) individually and collectively, the Company. Eksportfinans acquired 100% of the stock of Kommunekreditt on June 22, 1999. The acquisition has been accounted for as a purchase and, accordingly, the operating results for Kommunekreditt have been included in the Company’s consolidated financial statements since the date of acquisition. Significant intercompany accounts and transactions have been eliminated in the consolidated financial statements.
These unaudited condensed consolidated interim and annual financial statements of Eksportfinans ASA have been prepared on the basis of generally accepted accounting principals in Norway and in compliance with the applicable regulations of the Norwegian Banking, Insurance and Securities Commission (the Regulations).
In the opinion of the management, the interim financial statements include all adjustments, which consist only of normal recurring adjustments necessary for a fair presentation of the consolidated results of operations and financial position for each year presented. The interim consolidated results are not necessarily indicative of results for the full year. The interim financial statements should be read in conjunction with the Company’s audited consolidated financial statements as of, and for the year ended, December 31, 2004.
The Group’s interim financial statements have been prepared in accordance with generally accepted accounting principles in Norway (“Norwegian GAAP”), which vary in certain significant respects from accounting principles generally accepted in the United States (“U.S. GAAP”). For differences between Norwegian and U.S. GAAP existing at December 31, 2004, see further explanation and reconciliation of financial information in Note 34 to our audited financial statements contained in our Annual Report on Form 20-F for the year ended December 31, 2004.

2. Capital adequacy
Capital adequacy is calculated in accordance with the applicable Regulations from the Norwegian Banking, Insurance and Securities Commission. According to the Regulations, the capital adequacy requirement is 8% of risk-weighted assets and off-balance sheet items.
Risk-weighted assets and off-balance sheet items

	Dec.31, 2005		Dec.31, 2004
(in NOK millions)	(unaudited)		(audited)
	Book value	Risk-	Book value	Risk-
		weighted		weighted
		value		value

Total assets	117,450	24,260	90.686	18,287
Off-balance sheet items		3,122		2,725

Total risk-weighted value banking portfolio		27,382		21,012
Total risk-weighted value trading portfolio		2,942		2,317
Total currency risk		54		26

Total risk-weighted value		30,378		23,355

The Company’s risk capital

	Dec.31, 2005		Dec.31, 2004
(in NOK millions and in per cent of total risk-weighted value)	(unaudited)		(audited)

Core capital (share capital, other equity and capital contribution securities)	2,992	9.8%	2,970	12.7%
Additional capital (subordinated debt)	996	3.3%	1,019	4.4%

Total risk capital	3,988	13.1%	3,989	17.1%

3. Loans and receivables due from credit institutions

	Dec.31, 2005	Dec 31, 2004
(in NOK millions)	(unaudited)	(audited)

Bank deposits	2,073	1,081
Reverse repos with credit institutions	—	604
Loans (also included in note 4)	7,778	759

Total	9,851	2,444

The Company is not permitted to sell or repledge collateral accepted on reverse repurchase transactions.

4. Loans

	Dec.31, 2005	Dec.31, 2004
(in NOK millions)	(unaudited)	(audited)

Loans due from credit institutions	7,778	759
Loans due from customers	73,607	67,331

Total	81,385	68,090

Commercial loans	77,385	64,215
Government-supported loans	4,000	3,875

Total	81,385	68,090

Capital goods	5,527	5,722
Ships	7,206	6,872
Export-related and international activities (1)	16,887	10,184
Financing on behalf of the government (2)	17	15
Loans to Norwegian local government sector	51,676	45,218
Loans to others	72	79

Total	81,385	68,090

(1) Export-related and international activities consists of loans to the following categories:

	Dec.31, 2005	Dec.31, 2004
(in NOK millions)	(unaudited)	(audited)

Oil and gas	644	504
Pulp and paper	3,993	4,119
Engineering and construction	53	445
Aluminum, chemicals and minerals	401	290
Aviation and shipping	25	151
Hydro electric power	175	175
Consumer goods	4,577	164
Banking and financing	2,861	—
Real estate management	4,035	4,185
Other categories	123	151

Total	16,887	10,184

(2) Norway, together with all the OECD countries and in cooperation with the World Bank and the International Monetary Fund, provides loans to certain countries in Eastern Europe. The Company provides the Norwegian part of these loans.
5. Non-performing loans and loan losses

	Dec.31, 2005	Dec.31, 2004
(in NOK millions)	(unaudited)	(audited)

Interest and principal-payments defaulted for more than 90 days	7	7
Not matured principal on loans with defaults of more than 90 days	25	124

Total	32	131

The Company has incurred no loan losses to date. The Company has reviewed all loans for impairment and considers all receivables to be secured in a satisfactory manner at December 31, 2005. Therefore no specified or unspecified loan loss provisions have been made to cover losses arising from circumstances existing as of December 31, 2005.

6. Securities

	Dec.31, 2005	Dec.31, 2004
(in NOK millions)	(unaudited)	(audited)

Trading securities	16,760	13,618
Securities available for sale	32,781	22,416
Securities held to maturity	289	302

Total	49,830	36,336

7. Other assets

	Dec.31, 2005	Dec.31, 2004
(in NOK millions)	(unaudited)	(audited)

Exchange rate adjustments for derivatives	1,668	2,566
Interim account 108 Agreement	84	114
Other	76	21

Total	1,828	2,701

8. Borrowings through the issue of securities

	Dec.31, 2005	Dec.31, 2004
(in NOK millions)	(unaudited)	(audited)

Commercial paper debt	2,500	4,921
Bond debt	127,839	98,389

Total	130,339	103,310

9. Other liabilities

	Dec.31, 2005	Dec.31, 2004
(in NOK millions)	(unaudited)	(audited)

Exchange rate adjustments for derivatives	0	0
Other	846	1,676

Total	846	1,676

10. Shareholders’ equity
A summary of changes in shareholders’ equity for the three years ended December 31, 2005, 2004 and 2003 is as follows:

		Share
	Number of	premium	Share	Other
(in NOK millions except for number of shares)	shares	reserve	capital	equity	Total

Balance at Jan 1, 2003	151,765	162	1,594	736	2,492
Allocations 2003		—	—	50	50

Balance Dec. 31, 2003	151,765	162	1,594	786	2,542

Balance at Jan 1, 2004*	151,765	162	1,594	786	2,542
Allocations Dec. 31, 2004*		—	—	23	23

Balance Dec. 31, 2004*	151,765	162	1,594	809	2,565

Balance at Jan 1, 2005*	151,765	162	1,594	809	2,565
Allocations Dec. 31, 2005*		0	0	12	12

Balance Dec. 31, 2005*	151,765	162	1,594	821	2,577

*	unaudited

11. Segment Information
Operating segments are components of a business that are evaluated regularly by dedicated senior management utilizing financial and operational information prepared specifically for the segment for the purpose of assessing performance and allocating resources.
The Company has two reportable operating segments, Eksportfinans and Kommunekreditt, which also are separate legal entities.
Eksportfinans is the only specialized export lending institution in Norway and provides financing for a broad range of exports and for the internationalization of Norwegian industry, including the purchase of foreign assets and other export-related activities. Eksportfinans also provides financing for the purchase of Norwegian-produced capital goods and related services within Norway. Eksportfinans provides both commercial loans as well as government-supported financing.
Kommunekreditt makes loans to Norwegian municipalities, counties and to companies that are joint undertakings of two or more municipalities (so called joint-municipal companies) and to private independent companies against guarantees from municipalities, counties and the Norwegian Government.
Intragroup accounts and transactions have been eliminated in the segment information.

	For the year	For the year
	ended	ended
	Dec. 31	Dec. 31,
	2005	2004
(in NOK millions)	(unaudited)	(audited)

Net interest income
Eksportfinans	270	313
Kommunekreditt	86	89

Total Company	356	402

Net income after tax
Eksportfinans	93	179
Kommunekreditt	35	40

Total Company	128	219

	Dec. 31,	Dec. 31,
	2005	2004
(in NOK millions)	(unaudited)	(audited)

Total assets
Eksportfinans	83,763	63,903
Kommunekreditt	52,172	45,452

Total Company	135,935	109,355

Total equity
Eksportfinans	2,025	2,048
Kommunekreditt	552	517

Total Company	2,577	2,565

We believe intra-group transactions are undertaken on arm’s-length commercial terms.
Geographic segment information
The geographic distribution of our loan portfolio by borrower’s country is disclosed in Note 15 to our audited financial statements included in our Annual Report on Form 20-F for the year ended December 31, 2004.

Major customers
The Company has no revenues from transactions with a single external customer that amount to 10% or more of total revenues.
RATIOS AND KEY FIGURES

		For the year	For the year
		ended	ended
		Dec. 31,	Dec. 31,
		2005	2004
	(in NOK millions, except percentages)	(unaudited)	(audited)

	OPERATING STATISTICS
1.	Net interest income	356	402
2.	Net income before taxes	182	303
3.	Return on equity	5.0%	8.6%
4.	Return on assets	0.29%	0.37%
5.	Net operating expenses/average assets	0.15%	0.13%

		Dec 31,	Dec 31,
		2005	2004
	(NOK million)	(unaudited)	(audited)

	BALANCE SHEET STATISTICS
6.	Total assets	135,935	109,355
7.	Total loans outstanding	81,385	68,090
8.	New loans disbursed	22,449	25,269
9.	New long-term borrowing	45,087	33,615
10.	Borrowers/guarantors - public sector share	71.0%	75.9%
11.	Capital adequacy	13.1%	17.1%
12.	Exchange rate NOK/USD	6.7687	6.0386
Definitions:
3.	Net income /average equity.

4.	Net interest income including provisions/ average assets.

5.	Net operating expenses (administrative and operating expenses + depreciation — other income)/average assets.

7.	Consists of Loans and receivables due from customers and part of Loans and receivables due from external credit institutions in the balance sheet.